FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 27, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                   Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                                       No     X

This Form 6-K consists of:

“Following their successful agreement to form a Joint Venture Company in Niger, Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) and UraMin Inc. (TSX: UMN; AIM: UMN) commenced drilling on the highly prospective Irhazer and In Gall concessions. The phase one program is scheduled to include a total of 6,562 feet (2,000 meters) of mud rotary drilling to be completed prior to the start of the rainy season in Niger. The drill program is focusing on high-priority areas near radioactive structural domes that were discovered during earlier ground exploration.

“This drill phase marks the beginning of a major, expanded exploration program on our sizeable Niger property portfolio and we are pleased to have rapidly commenced drilling at Irhazer and In Gall,” said Marek J. Kreczmer, President and CEO of Northwestern and Managing Director and CEO of the Joint Venture Company. “Irhazer and In Gall have so far returned high-grade uranium values of up to 1.0% U3O8 from widely spaced rock chip samples. We look forward to revealing the full potential of our Niger concessions.”

Ian Stalker, Executive Deputy Chairman of the Joint Venture Company, said, “The rapid progress made so far highlights our commitment to the development of our activities in Niger and we look forward to updating the market as soon as is practicable as to the results of this exploration drilling. Work on the UraMin properties in Niger, which forms part of the new JV Company, has also commenced on the ground.”

Sites being tested in this initial phase of drilling include a total of three targets at Irhazer and In Gall. The aim of the program is to test in the vicinity of radioactive structural domes, buried sandstone units known for hosting economic mineralization at the nearby Azelik and Imouraren ore bodies.

Drilling is being conducted by ESAFOR of Arlit, Niger. ESAFOR is one of the major drilling companies involved in uranium exploration and exploitation in Niger. At least 14 holes are planned to test areas with potential uranium mineralization at shallow depths during this first phase of drilling.

Joint Venture Property Portfolio

The Joint Venture Company boasts eight uranium properties — known as Irhazer, In Gall, Kamas 1 to 4, and Dabala 3 and 4 — covering a total of 1,673,644 acres (6,773 square kilometers).

Irhazer and In Gall have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five surface rock samples collected from outcrops, as reported in a Northwestern Mineral Ventures press release on May 29, 2007. These samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Kamas 1 to 4 and Dabala 3 and 4 are adjacent and situated along the proven Arlit fault, north of a successful uranium-producing mine.

The formation of the new corporation and completion of the transactions are subject to review and approval in the Republic of Niger, as well as the receipt of all applicable regulatory approvals (including the approval of the TSX Venture Exchange) and a favorable fairness opinion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: June 27, 2007